Exhibit 20.1

Executive Contact:	Investor Relations Contact:
Richard G. Vasek	Maureen McGarrigle
Chief Financial Officer	Investor Relations Manager
Rockford Corporation	Rockford Corporation
(480) 967-3565	(480) 517-3042

Rockford Corporation Engages Morgan Joseph & Co. Inc.,
to Assess Strategic Alternatives for Non-Core Product Lines

Rockford Completes Amendment to its Credit Facility

     Tempe, Ariz., January 4, 2005/PRNewswire/ — As part of its previously announced strategic realignment plans, Rockford Corporation (NASDAQ: ROFO) today announced that it has hired the investment banking firm of Morgan Joseph & Co. Inc., to explore strategic alternatives for Rockford’s home and professional audio brands. Three brands, NHT, Fosgate Audionics, and Hafler, currently comprise the Rockford Home Group. Morgan Joseph, which assisted in the sale of SimpleDevices in October 2004, will conduct a process that is expected to avoid material disruption of new product development and shipping plans already in place for the Rockford Home Group.

     Gary Suttle, Rockford’s president and chief executive officer, commented, “We believe a transaction will allow Rockford to focus on its core brands and our best opportunities for growth, while allowing our Rockford Home Group brands to leverage their respective strengths. At the same time, it should further reduce our working capital requirements. In the meantime, until a transaction happens, we intend to continue to develop these brands in order to maximize their value and market positions. As a result, we believe a transaction will benefit Rockford and the NHT, Fosgate Audionics, and Hafler brands.

     “NHT in particular is poised to introduce a new digital speaker product, the NHT Xd, that we expect to be one of the most important new speaker products in years. We believe that NHT’s management, and design and sales teams, who have indicated that they are committed to stay with the brand through the transition into a new organization and beyond, combined with the necessary marketing resources, will make the Xd product a significant success in the market.”

     Fosgate Audionics is a brand that has pioneered surround sound technology. Its products, which include a home theater pre-amp/processor and multi-channel amplifier, provide uncompromising performance at a compelling price for the home theater market. Hafler sells recording studio reference amps and near-field monitors marketed to the professional segment of the amplifier marketplace.

     Rockford also announced that it has recently completed an amendment to its credit facility with Congress Financial, its asset-based lender. This amendment waives past covenant violations, resets the financial covenants for 2005 at levels Rockford believes it can satisfy, provides for additional liquidity up to $2.0 million under certain conditions, and increases borrowing rates.

     In addition, initiatives to reduce working capital needs and secure vendor financing have allowed Rockford to avoid an overadvance position on the credit facility. Rockford’s outstanding balance on the Congress credit facility as of December 31, 2004 decreased to $16.5 million, down from $17.9 million at October 31, 2004 and $25.4 million at the close of the second fiscal quarter, ended June 30, 2004.

     Mr. Suttle concluded, “We are beginning to see the benefits of our strategic realignment. We have satisfied the covenants in the Congress facility for November and believe we will also meet the covenants for December. We are increasingly confident that our commitment to reducing expenses, our value engineering initiatives, our exploration of outsourced manufacturing, our divestiture of non-core business units, and our commitment to sizing the business to fit our focus on the core mobile audio aftermarket will have the positive results we expected.”

About Rockford Corporation

     Rockford is a designer, manufacturer and distributor of high-performance audio systems for the mobile, professional, and home theater audio markets. Rockford’s mobile audio products are marketed under the Rockford Fosgate, Lightning Audio, MB Quart, Q-Logic, InstallEdge.com and Omnifi brand names. Rockford’s professional audio and home theatre products are marketed under the Hafler, Fosgate Audionics, NHT and Omnifi brand names.

Forward-looking Statement Disclosure

     In this press release we make forward-looking statements about the future of our industry, anticipated revenues and earnings, our business strategy, and other matters. When considering our forward-looking statements, you should keep in mind that many significant risks could cause our actual results to vary from our current expectations.

     As a result of our poor financial performance, the lender on our principal credit facility has restricted the availability on our credit line and we are using substantially all of that availability. Although our recent initiatives have reduced our working capital needs and increased our financing resources, our ability to fund all of our working capital requirements is still under stress. We may be forced to further reduce our cash needs or seek additional financing. We cannot be sure that additional financing will be available on acceptable terms. If it is not, we cannot be certain that we will be able to carry out our business in accordance with our business plans.

     For a more detailed discussion of the risks we face, please refer to the risk factors and cautionary statements identified in our filings with the Securities and Exchange Commission, including specifically the risk factors identified in exhibit 99.1 to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2003, filed with the SEC on March 30, 2004, as well as those found in subsequent filings, including our Form 10-Q for the third quarter of 2004 filed with the SEC on November 15, 2004. The risk factors noted above, the risk factors discussed in our SEC filings, and other factors that we do not currently anticipate, may cause our sales or earnings to fall below our expectations. Our actual results may differ significantly from those anticipated in our forward-looking statements.

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